SCHLUETER & ASSOCIATES, P.C.

5655 SO. YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

July 13, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Kun Peng International Ltd.
Annual Report on Form 10-K
Filed December 29, 2022
File No. 333-169805

Dear Mr. Anderegg:

We represent Kun Peng International Ltd. (the “Company”) as US counsel. We are submitting herewith Amendment No. 2 to the Annual Report on Form 10-K as filed under the Securities Exchange Act of 1933, as amended, on December 29, 2022 (the “Annual Report”).

The purpose of this letter is to respond to the comment letter dated April 26, 2023 from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Annual Report. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Annual Report on Form 10-K filed on December 29, 2022

Implications of Being a Holding Company - Transfers of Cash to and from Our Subsidiaries, page 7

1. We note your revisions to your disclosure in response to comment 9. Please revise your disclosure to describe your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Response:

In response to this comment, the Registrant has revised the disclosure on page 7 to indicate that none of the Company, our subsidiaries or our VIE has any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future, and that we intend to retain all available funds and future earnings, if any, for the operation of our VIE’s business.

Contractual Arrangements, page 11

2. We note your revised disclosure in response to comment 8. Please further revise your corporate structure diagram to include a dotted line to designate your relationship with your VIE rather than a solid line.

Response:

In response to this comment, the Registrant has revised the corporate structure diagram on page 11 to include a dotted line to designate our relationship with our VIE rather than a solid line.

U.S. Securities and Exchange Commission

July 13, 2023

Condensed Consolidating Schedule, page 14

3. We reviewed the revisions made in response to comment 10. Please revise future filings to include a separate column for the WFOE that is the primary beneficiary of the VIE.

Response:

The Registrant will revise the Condensed Consolidating Schedule in future filings to include a separate column for the WFOE that is the primary beneficiary of the VIE.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Kun Peng International Ltd.
J&S Associate